UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista announces the acquisition of a 50% working interest in the Aguada Federal and

Bandurria Norte concessions in Vaca Muerta

Mexico City, September 16, 2021 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today that it has acquired a 50% non-operated working interest in the Aguada Federal and Bandurria Norte concessions, located in Vaca Muerta, Argentina.

The Company, through its subsidiary Vista Holding I S.A. de C.V., has acquired from ConocoPhillips Petroleum Holdings B.V. (“ConocoPhillips BV”): (a) 100% of the capital stock of ConocoPhillips Argentina Holding S.A.R.L. (“ConocoPhillips Holding”), a Luxembourg company that holds 95% of the capital stock of ConocoPhillips Argentina Ventures S.R.L. (“ConocoPhillips Argentina”), and (b) 5% of the capital stock of ConocoPhillips Argentina, therefore effectively acquiring 100% of the capital stock in ConocoPhillips Argentina.

ConocoPhillips Argentina holds a 50% non-operating interest in the Aguada Federal and Bandurria Norte exploitation concessions (jointly, the “Assets”). The Aguada Federal and Bandurria Norte exploitation concessions are located in the Neuquina Basin in the Province of Neuquén, Argentina, covering a surface area of 24,058 and 26,404 gross acres, respectively, in the Vaca Muerta shale oil play. Each of the Assets has been awarded by the Province of Neuquén with unconventional exploitation concessions that expire in 2050, has no remaining investment commitments and is operated by Wintershall Dea Argentina S.A. (“Wintershall”), which holds the remaining 50% working interest in both concessions.

Under the terms of the transaction, Vista made no upfront payment and assumed the outstanding carry consideration amounting to US$77,000,000 which, on July 24, 2019, ConocoPhillips Argentina had agreed to pay to Wintershall by bearing 50% of Wintershall’s share in all capital expenditures corresponding to the Assets. At the date of this transaction, ConocoPhillips Holding had approximately US$5,900,000 in consolidated cash.

Concurrently, Vista and ConocoPhillips BV entered into an unsecured credit agreement, whereby ConocoPhillips BV shall make available to Vista, during a 24-month period, a loan for a principal amount of up to US$25,000,000, which shall accrue interest at LIBOR plus 2% per annum and mature on September 16, 2026.

Through this transaction Vista has acquired 25,231 net acres, increasing its total acreage in Vaca Muerta to 157,853 acres. The Company has also added up to 150 new well locations to its Vaca Muerta portfolio, totaling up to 700 identified new well locations.

“This is a unique opportunity to strengthen our position as one of the leading producers in Vaca Muerta”, commented Miguel Galuccio, Vista’s Chairman and Chief Executive Officer. “We are not only adding core assets to our existing portfolio, further enhancing our growth potential and shareholder value, but will also contribute our know how in efficient developments, as well as safe and sustainable operations.”

Figure 1 – map showing Bandurria Norte, Aguada Federal and existing Vista assets in Vaca Muerta

Aguada Federal is located in the black oil window of Vaca Muerta. Since 2017, a total of 6 horizontal wells have been drilled in this concession, all of which proved hydrocarbon production. Total production in Q2 2021 was 832 barrels of oil equivalent per day. There were no proved reserves booked at year-end 2020. The Company estimates there are up to 150 new well locations (gross) to be drilled in this block.

Bandurria Norte is located in the volatile oil window of Vaca Muerta. Since 2017, a total of 4 horizontal wells have been drilled in this concession, all of which proved hydrocarbon production, prior to being shut-in in 2019. There were no proved reserves booked at year-end 2020. The Company estimates there are up to 150 new well locations (gross) to be drilled in this block.

Figures 2 and 3 – maps of Bandurria Norte and Aguada Federal

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaoilandgas.com

Argentina: +54 11 3754 8500

Mexico: +52 55 4166 9000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2021

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer